# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Service Properties Trust, CIK 0000945394
CUSIP: 81761L102
Title of class of securities: Common Shares of Beneficial Interest, $.01 Par Value
Address of issuer's principal executive offices: Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts (MA), 02458-1634
Date of event which requires filing of this statement: 04/02/2026
Filed by CIK 0001613503
Persons authorized to receive notices and communications: Adam D. Portnoy, The RMR Group LLC, Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts (MA), 02458-1634, (617) 928-1300

## Reporting persons
- The RMR Group LLC (CIK 0001613503): type of reporting person: other (OO); citizenship or place of organization: Maryland (MD); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 41,666,666; sole dispositive power 0; shared dispositive power 41,666,666; aggregate amount beneficially owned 41,666,666 (6.44% of the class)
  Comment: Limited Liability Company
  
  The percentages of beneficial ownership reported in this Schedule 13D are based on approximately 647,221,237 common shares of beneficial interest of Service Properties Trust (the "Issuer") outstanding as of the close of business on April 2, 2026, as verified by the Issuer.
- The RMR Group Inc.: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Maryland (MD); source of funds: other (OO); sole voting power 0; shared voting power 41,666,666; sole dispositive power 0; shared dispositive power 41,666,666; aggregate amount beneficially owned 41,666,666 (6.44% of the class)
- ABP Trust (CIK 0001613450): type of reporting person: other (OO); citizenship or place of organization: Maryland (MD); source of funds: other (OO); sole voting power 0; shared voting power 43,339,449; sole dispositive power 0; shared dispositive power 43,339,449; aggregate amount beneficially owned 43,339,449 (6.7% of the class)
  Comment: Statutory Trust.
- Adam D. Portnoy: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 358,881; shared voting power 43,339,449; sole dispositive power 358,881; shared dispositive power 43,339,449; aggregate amount beneficially owned 43,698,330 (6.75% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares of Beneficial Interest, $.01 Par Value
Name of issuer: Service Properties Trust
Address of issuer's principal executive offices: Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts (MA), 02458-1634
Comment: This statement on Schedule 13D (this "Schedule 13D") relates to the common shares of beneficial interest, $.01 par value per share (the "Common Shares"), of Service Properties Trust, a Maryland real estate investment trust (the "Issuer").

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed jointly by The RMR Group LLC ("RMR LLC"), The RMR Group Inc. ("RMR Inc."), the managing member of RMR LLC, ABP Trust, the controlling shareholder of RMR Inc., and Adam D. Portnoy (individually, a "Reporting Person," and together, the "Reporting Persons").

RMR LLC is the majority owned operating subsidiary of RMR Inc., a holding company listed on The Nasdaq Stock Market LLC. The controlling shareholder of RMR Inc. is ABP Trust. Adam D. Portnoy, one of the Issuer's Managing Trustees, is the sole trustee, an officer and the controlling shareholder of ABP Trust, a managing director and president and chief executive officer of RMR Inc. and chief executive officer of RMR LLC. The Issuer's Managing Trustees are also managing trustees and/or executive officers of other public companies to which RMR LLC or its subsidiaries provide management services. Each of the Issuer's executive officers also is an officer and employee of RMR LLC.

Set forth in Annex A attached hereto and incorporated herein by reference is a list of the persons required to be identified in respect of the Reporting Persons pursuant to General Instruction C to Schedule 13D (collectively, the "Covered Persons"), and the present principal occupation of each of the Covered Persons.
Residence or business address: Except as otherwise set forth in Annex A, the principal business office of each of the Reporting Persons and Covered Persons is Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458.
Present principal occupation or employment: RMR LLC's principal business is providing management services and RMR LLC is the business and property manager of the Issuer. RMR Inc.'s principal business is holding membership interests in RMR LLC. ABP Trust's principal business is holding shares of capital stock of RMR Inc., holding membership interests in RMR LLC and investing in real estate. Mr. Portnoy's principal occupation is president and chief executive officer of RMR Inc.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, none of the Covered Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, none of the Covered Persons, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Row 4 of each of the cover pages and Annex A.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Items 4 and 6 of this Schedule 13D is incorporated herein by reference.

On April 2, 2026, in connection with an underwritten public offering (the "Offering") of Common Shares by the Issuer pursuant to an underwriting agreement, dated as of March 31, 2026 (the "Underwriting Agreement"), between the Issuer and Yorkville Securities, LLC, as representative of the several underwriters named therein, RMR LLC purchased 41,666,666 Common Shares from the underwriters at the public offering price of $1.20 per share, for an aggregate purchase price of approximately $50,000,000. RMR LLC funded the purchase of the Common Shares using cash on hand and borrowings under its revolving credit facility.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Items 3, 5 and 6 of this Schedule 13D is incorporated herein by reference.

In connection with the Offering, also on April 2, 2026, Christopher J. Bilotto, executive vice president of RMR Inc., executive vice president of RMR LLC and one of the Issuer's Managing Trustees and its President and Chief Executive Officer, and Brian E. Donley, senior vice president of RMR LLC and the Issuer's Chief Financial Officer and Treasurer, as well as certain of the Issuer's Trustees, purchased from the underwriters an aggregate of 248,333 Common Shares, including 100,000 Common Shares acquired by Mr. Bilotto, at the public offering price of $1.20 per share. In connection with the Offering, RMR LLC, Messrs. Bilotto, Donley and Portnoy, and certain of the Trustees of the Issuer entered into lock-up agreements with the underwriters, pursuant to which each agreed, without the prior written consent of Yorkville Securities, LLC and subject to certain exceptions, not to sell, transfer or otherwise dispose of any Common Shares beneficially owned by them for a period of 90 days after March 31, 2026, the date of the Underwriting Agreement.

The Reporting Persons acquired the Common Shares reported herein for investment purposes. In addition to Mr. Portnoy's role as a Managing Trustee of the Issuer, the Reporting Persons may from time to time engage in discussions with the Issuer, its Trustees and officers, other shareholders of the Issuer and other persons on matters that relate to the management, operations, business, assets, capitalization, financial condition, strategic plans, governance and the future of the Issuer and/or its subsidiaries. The Reporting Persons and their affiliates may acquire or dispose of Common Shares, other shares of capital stock or equity interests of the Issuer and/or its subsidiaries, from time to time, in the open market, private transactions, or otherwise, depending upon various factors, including, without limitation, the Issuer's business, prospects and financial condition, the market for such shares or interests, actions taken by the Issuer's trustees, general economic and stock market conditions, proposals from time to time sought by or presented to them, the existence of any lock-up periods and other factors. Each Reporting Person intends to closely monitor its or his investments and may from time to time take advantage of opportunities presented to it or him.

Except as otherwise described above in this Item 4 and with respect to Mr. Portnoy, other than as may have arisen in his capacity as a Trustee of the Issuer or in connection with his role with RMR LLC as a provider of services for or on behalf of the Issuer, the Reporting Persons currently have no plan(s) or proposal(s) that relate to, or would result in, any of the events or transactions described in Item 4 of Schedule 13D, although each Reporting Person may, at any time and from time to time, review or reconsider such Reporting Person's position and/or change such Reporting Person's purpose and/or formulate plans or proposals with respect thereto. To the extent Mr. Portnoy may be involved in the formulation or approval of such plans or proposals as a Trustee of the Issuer or in connection with his role with RMR LLC as a provider of services for or on behalf of the Issuer, Mr. Portnoy does not expect to disclose such developments or his involvement by amending this Schedule 13D unless he also participates in developing or making such plans or proposals in his capacity as an investor in the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Amount beneficially owned and percentage of class:

RMR LLC directly holds 41,666,666 Common Shares, representing approximately 6.44% of the Common Shares outstanding as of April 2, 2026. ABP Trust directly holds 1,672,783 Common Shares and Adam D. Portnoy is the direct owner of 358,881 Common Shares.

Voting and investment power with respect to the Common Shares owned by RMR LLC may be deemed to be shared by RMR Inc., ABP Trust and Adam D. Portnoy.

ABP Trust may be deemed to beneficially own an aggregate of 43,339,449 Common Shares, consisting of the 1,672,783 Common Shares it directly holds and the 41,666,666 Common Shares held by RMR LLC, representing approximately 6.70% of the Common Shares outstanding as of April 2, 2026.

Voting and investment power with respect to the Common Shares beneficially owned by ABP Trust may be deemed to be shared by Adam D. Portnoy as the president, controlling shareholder and sole trustee of ABP Trust. Therefore, Adam D. Portnoy may be deemed to beneficially own an aggregate of 43,698,330 Common Shares, consisting of the 358,881 Common Shares he directly holds and the 43,339,449 Common Shares beneficially owned by ABP Trust, representing approximately 6.75% of the Common Shares outstanding as of April 2, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to Rows 7 through 10 of the cover pages and Annex A.
Transactions in the class effected during the past sixty days: During the past 60 days, except as described in Items 3 and 4, the Reporting Persons have not engaged in any transaction with respect to Common Shares.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth under Item 4 of this Schedule 13D is incorporated herein by reference.

Mr. Portnoy and certain other Covered Persons are eligible to receive awards of Common Shares pursuant to the Issuer's equity compensation plan for their services to the Issuer or its taxable real estate investment trust subsidiaries.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description of Exhibit

99.1 Agreement of Joint Filing, dated as of April 9, 2026, by and among The RMR Group LLC, The RMR Group Inc., ABP Trust and Adam D. Portnoy (Filed Herewith)

99.2 Underwriting Agreement, dated as of March 31, 2026, between the Issuer and Yorkville Securities, LLC (including the form of Lock-up Agreement) (Incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer on April 2, 2026)

## Signatures
- The RMR Group LLC: /s/ Matthew C. Brown, Matthew C. Brown, Executive Vice President, Chief Financial Officer and Treasurer (04/09/2026)
- The RMR Group Inc.: /s/ Matthew C. Brown, Matthew C. Brown, Executive Vice President, Chief Financial Officer and Treasurer (04/09/2026)
- ABP Trust: /s/ Adam D. Portnoy, Adam D. Portnoy, President (04/09/2026)
- Adam D. Portnoy: /s/ Adam D. Portnoy, Adam D. Portnoy (04/09/2026)